Room 4561
August 16, 2005

Mr. John S. Marr
President and Chief Executive Officer
Tyler Technologies, Inc.
5949 Sherry Lane
Suite 1400
Dallas, Texas 75225

      Re:	Tyler Technologies, Inc.
      Form 10-K for the Year Ended December 31, 2004
		Filed March 10, 2005
		Form 10-Q for the Quarter Ended June 30, 2005
		Filed July 28, 2005
      Form 8-K
		Filed July 28, 2005
      File No. 1-10485

Dear Mr. Marr,

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Item 6. Selected Financial Data

1. We note that you present a non-GAAP measure (i.e. EBITDA) under this item. Please note that the "Other Data" information should be presented after your "Balance Sheet Data" information to avoid giving that disclosure prominence over GAAP information. Additionally tell us how you have considered the requirement of Item 10(e)(i)(C) of Regulation S-X in disclosing the reasons why you believe that presentation of such non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations.

Item 7. MD&A and Analysis of Financial Condition and Results of
Operations

Critical Accounting Policies and Estimates, page 16

2. We note that your capitalized software development costs represent approximately 12% of your total 2004 assets. Please explain to us how you have considered SEC Release No. 33-8350 Section V in determining whether you have made any accounting estimates or assumptions related to your software capitalization policy where:

* The nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

* The impact of the estimates and assumptions on financial condition or operating performance is material.

Analysis of Results of Operations and Other

Revenues, page 18

3. We note that appraisal services revenue consistently and significantly declined over the three reported periods but it appears that you do not address this trend in your results of operations section. Please tell us how you have considered Item 303 (a) (3) of
Regulation S-K and SEC Release No. 33-6835 Section III.B in disclosing the trend of declining appraisal service revenues and all other material trends known to you that may affect your liquidity and the results of your future operations.

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Operations, page F-3
4. We note that you exclude acquisitions intangibles expense from your cost of sales. Considering that such amortization expense is primarily due to acquired software and customer related intangible assets that appear to be closely related with the generation of revenue, explain why you believe that excluding such amortization expenses from cost of sales results in a proper gross profit presentation. Please tell us how you considered paragraph 8 (i) of
SFAS 142 and Question 17 of Staff Implementation Guidance on applying
SFAS 86.

Notes to consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-8
5. We note from your disclosures on page 16 that you derive revenue from multiple element arrangements but it is unclear to us how you establish fair value for each of the elements of such arrangements.
To the extent the revenue generated from multiple element arrangements is material please provide the following:
* Identify the elements included in each material type of multiple element transaction;
* Indicate how you determined that each element is a separate unit of accounting (refer to EITF 00-21); and
* Explain how the timing and amount of revenue attributable to individual elements is determined.
6. You disclose on pages 16 and 17 that you occasionally reduce your contract price and you perform additional non-contractual services for little or no incremental fee if the customer is dissatisfied with your products or services. Please tell us the nature of the products/services, the amounts recorded and the timing related to such price concessions. Additionally describe how price concessions affect your revenue recognition policy.

7. You disclose on page 16 that you record product warranty provisions. If such amounts are material, please explain the material terms of such provisions, provide us with an analysis of the amounts accrued as compared to the amounts incurred for the period reported and describe how these contingencies affect your revenue recognition. Additionally, tell us how you considered the disclosure requirements under paragraph 14 of FIN 45.

8. Please provide us with the following information for the services you recognize revenue based on the proportional performance method:
* The nature and terms of the service;
* Any acceptance criteria and customer recourse if such criteria are not met;
* All deliverables and milestones;
* The timing of payment and whether such timing is associated with deliverables or milestones; and
* A detailed description of input measures (i.e. hours worked and materials consumed) you use to track progress and output measures you use to track deliverables.
Segment and Related Information, page F-12

9. It appears that you disclose more than one operating segment under
your MD&A section on page 18.   You also state that there are a
number of operating subsidiaries and that separate segment data has not been presented as they meet the aggregation "criteria" as permitted by SFAS 131. Identify each operating subsidiaries/segments and provide financial information for each of these segments (e.g., revenue, gross profit, and net income/loss). Describe in detail the type of information included in reports reviewed by your CODM to evaluate your business performance and to allocate resources among operating subsidiaries/business units/operating segments. Explain how you have concluded that the aggregation criteria of SFAS 131 are applicable (e.g. similar gross margin results by segment). See paragraph 17 of SFAS 131.

Concentrations of Credit Risk and Unbilled Receivables, page F-13

10. You disclose on page 16 that, occasionally, you give price concessions to customers. Also, as of December 31, 2004, you disclose unbilled receivables of $11.7 million, which appear to be material as compared to your total receivables. Please tell us how you considered Rule 5-02 (3)(c)(3) of Regulations S-X in disclosing whether a portion of your unbilled amounts represent claims subject to uncertainty of their ultimate realization. Additionally please tell us how you considered disclosing the unbilled amounts that are expected to be collected after one year. See Rule 5-02 (3)(c)(4) of
Regulation S-X.

Note 7. Goodwill and Other Intangibles, page F-17

11. We note that you amortize customer related intangibles over a period of 22 years. Please discuss all the factors you considered in concluding that you will be able to derive benefit from the use of such customer intangibles over, what appears an unusually long period, of 22 years.

Form 10-Q for the Quarter Ended June 30, 2005

Item 4. Evaluation of Disclosure Controls and Procedures, page 14

12. Please confirm to us that you did not have any changes in your internal controls over financial reporting that occurred during the second quarter of 2005 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K and the related Exchange Act Rule 13a-15(d).

Report on Form 8-K filed July 28, 2005

13. Disclosures within the press release should not make references to "pro forma" net income, "pro forma" earnings and "pro forma" earnings per share and per diluted share. The information you have presented throughout the press release should be referred to as "non-
GAAP" and not "pro forma." Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation. Refer to
Item 10(e)(ii)(E) of Regulation S-K.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Stathis Kouninis, Staff Accountant, at (202) 551-3476, Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3226 if you have any questions regarding these comments.


							Very truly yours,


							Craig Wilson
						Senior Assistant Chief Accountant
??

??

??

??

John S. Marr
Tyler Technologies, Inc.
August 16, 2005
Page 1